SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 22, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Mail Stop 4631

Washington, D.C.  20549

Attention:  Mr. Dieter King

Re:          Broadwind Energy, Inc.

Registration Statement on Form S-1

SEC File No. 333-162790

Dear Mr. King:

On behalf of Broadwind Energy, Inc. (“Broadwind” or the “Company”), and pursuant to our discussions with the Staff regarding the Registration Statement on Form S-1 of Broadwind, we are submitting as correspondence certain supplemental information attached hereto as Attachment 1 regarding the Company’s analysis in response to the fifth comment identified by the Staff in its comment letter dated December 9, 2009. Certain sensitive information has been redacted from Attachment 1 and, in such instances, a notation has been made to such effect.  All such redacted information is being concurrently provided to the Staff on a supplemental basis.

Thank you for your prompt attention to the foregoing matters.  If you have any questions regarding the enclosed supplemental materials, please feel free to contact me at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

cc:                                 J.D. Rubin (Broadwind Energy)

                                                Michael Kaplan (Davis Polk & Wardwell LLP)

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

ATTACHMENT 1

In response to the Staff’s comments for additional clarification regarding the aggregation of its reportable business segments, the Company submits the following additional information to support its analysis.

The Company has undergone significant expansion in its operations over the last two years, which has included the completion of a series of acquisitions during 2007 and 2008. The following chart illustrates recent developments of the Company:

The Company would like to present its analysis to the Staff by briefly describing its current business segments, a description of their product lines and service offerings and additional disclosure regarding our operating segments. Our businesses are currently organized in two operating segments, Products and Services.

Products

We manufacture precision gearing systems and structural towers for wind turbine manufacturers. We also manufacture custom-engineered gearing systems in addition to fabrication and weldment for the mining, energy and other industrial sectors. For the nine months ended September 30, 2009, our Products segment generated approximately $130.9 million in revenues and had an operating loss of approximately $10.2 million. Our product offerings within our Products segment are wind turbine gearing systems (“gearing systems”), wind turbine structural towers (“structural towers”) and industrial products. Our precision gearing systems and structural towers for wind turbines are predominantly sold to wind turbine manufacturers who utilize our products in the assembly of wind turbines. Due to the highly specialized nature of our products, they are generally sold through our direct sales force following an evaluation, qualification and testing period, which may occur over a number of months. We compete based on product performance, quality, price, location and available capacity. We have periodically entered into multi-year framework agreements under which we expect to provide products to certain key customers over multi-year periods.

Gearing Systems

We use an integrated manufacturing process, which includes a machining process in Cicero, Illinois, a heat treatment process in Neville Island, Pennsylvania and a finishing process in our Cicero, Illinois facility. These complex production processes allow us to manufacture custom products to meet stringent tolerance requirements and high quality standards for our wind turbine customers. Our precision gearing systems manufacturing facilities were acquired by the Company in October 2007 through the acquisition of Brad Foote Gear Works, Inc. (“Brad Foote”) and these manufacturing facilities have a production capacity to support turbines producing more than 4,000 Megawatts (“MW”) of power annually. Brad Foote also continues to serve its legacy or customized industrial products customers in the oil production, steel, and transportation industries, largely for plant capacity purposes.

Structural Towers

We specialize in the heavier “next generation” production of structural towers that are larger, more technically advanced towers and designed for 2 MW and larger wind turbines. Since starting commercial production in 2005 under the name of Tower Tech Systems, Inc.  (“Tower Tech”), we have produced more than 500 towers. Our production facilities are strategically located in close proximity to the primary U.S. wind resource regions, sited in Wisconsin and Texas. Upon completion of our Brandon, South Dakota facility, scheduled for the first quarter of 2010, our three structural towers manufacturing facilities will have a combined annual tower production capacity sufficient to support turbines generating more than 1,500 MW of power.

Industrial Products

We manufacture products for industrial markets including mining and oilfield equipment and cranes. The products within the industrial products line are manufactured at Brad Foote and custom weldments are performed at R.B.A., Inc. (“RBA”), which was acquired by us in October 2007. RBA refurbishes, assembles and welds heavy equipment for the crane manufacturing, construction, marine, and mining and metals industries. RBA’s specialized welding expertise will assist Tower Tech in developing customized structural towers.  These products are produced in Illinois and Wisconsin and serve to diversify our customer base and product portfolio in addition to augmenting our production volumes.

Product Lives

The expected life of a wind turbine is generally considered to be about 20 years, which includes the tower, blade and nacelle components, which includes the gearing systems. The nacelle houses the gearbox, transmission and numerous small parts. During the turbine’s life, operating and maintenance activities include both normal preventive maintenance activities (e.g. oil changes, repainting, etc), and also rebuilds and refurbishments related to gearing, blades and other component parts. In general, a gearbox may require rebuilding 2-3 times during the life of a wind turbine. A wind tower generally lasts the full life of the wind turbine, but may require maintenance for doors, painting and small internal part replacements.

Selling Processes

Historically, products have been purchased through purchase orders negotiated directly with each operating unit. The Company is revising this strategy to bundle its product offerings to meet the growing needs of our customers and to better align our selling and marketing efforts. Additionally, the Company’s sales efforts focus on a concentrated group of customers where sales are typically made via multi-year framework agreements which can utilize significant amounts of the Company’s manufacturing production capacity, and are negotiated over long periods of time. Due to the significance of these sales, the Company’s senior management is heavily involved with the business unit in the structuring and negotiation of the commercial contracts, leveraging their relationships and expertise to complete the transactions.

The Company’s recent decision to open a European sales and technology office will increase the centralized nature of the sales process for its Products segment. Six of the eight turbine manufacturers who collectively accounted for more than 95% of US turbine sales in 2008 are headquartered in Europe.  In order to participate with these customers early in the turbine design and component sourcing activities, the Company has allocated a significant amount of senior management time and resources to interact with these customers. The Company’s Board of Directors has recently approved opening an office in Hamburg, Germany so that the Company will have a local sales and technical presence in Europe. Employees appointed to these newly created roles will report directly to the Company’s corporate headquarters and will represent the Company for both tower and gear component sales.

Key to the Company’s growth strategy is leveraging our reputation and industry relationships to expand product offerings to existing customers. This is particularly critical for our Products segment since the wind turbine manufacturing industry is very concentrated, with 8 manufacturers accounting for 98% of wind turbine installations in the US in 2008.

Attached as Exhibit 1 hereto is supplemental information being provided to the Staff pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding ongoing negotiations with certain customers for products and services across the Company’s various offerings.

Procurement

Because the primary raw material cost for both gearing and towers is steel, strategic sourcing of steel for our Products segment was centralized in 2007. This sourcing relationship improves our ability to negotiate purchasing terms and allows opportunities for common suppliers. For example, the Company’s strategic sourcing group identified a common supplier for tower flanges and gear steel, from which both our gearing and tower businesses currently purchase.  Similarly, negotiations are underway with an existing tower sheet steel provider to provide steel for weldments to be produced at our RBA production facility.

Other Common Business Processes

Both the tower and gearing company utilize advanced non-destructive testing methods to identify flaws in the steel, using both ultrasonic and magnetic particle testing, overseen by a single highly-trained metallurgist. The Company’s gearing and tower plants have the same payroll and financial reporting systems and have a common process for tracking and reporting key performance indices.

Other

As the Company continues to grow both organically and through acquisitions, the Company may strategically decide to add additional wind turbine component product lines to its Products segment portfolio, likely using the same sales process and management infrastructure.

Services

We offer a wide variety of services to our customers, including technical services, precision repair and engineering and logistics. For the nine months ended September 30, 2009, our Services segment generated approximately $34.5 million in revenues and had an operating loss of approximately $0.8 million. Our services are typically provided to wind farm operators and developers. Sales contacts are typically initiated through a small direct sales force or through operating unit managers located in our geographically dispersed service locations. Sales are typically made under individual purchase orders, although we have blanket purchase orders or framework agreements in place with select customers. Our technical services, precision repair and engineering services representatives compete with a number of independent service providers in a highly-fragmented but growing sector of the wind energy industry. For our logistics business, we primarily compete based on the availability of our trailer asset base, our service, price and reliability. Our technical services and precision repair and engineering services was acquired through the acquisition of Energy Maintenance Service, LLC (“EMS”) in January 2008 and our logistics product line was acquired through the acquisition of Badger Transport Inc. (“Badger”) in June 2008.

Technical Services

We are a leading independent service provider of construction support and operations and maintenance services for the wind energy industry based on the number of trained service technicians employed as of December 31, 2008. Our specialty services include oil change-out, up-tower tooling for gearing systems, drive-train and blade repairs and component replacement. Our construction support capabilities include assembly of towers, nacelles, blades and other components. We also provide customer support, preventive maintenance and wind technician training. Our technicians utilize our regional service centers for storage and repair of parts as well as our training offerings.

Precision Repair & Engineering Services

Through our precision repair and engineering services, we repair and refurbish complex wind components, including control systems, gearboxes and blades. We also conduct warranty inspections, commission turbines and provide technical assistance. Additionally, we build replacement control panels for Kilowatts (“kW”) class wind turbines and repair both kW and MW blades.

A large portion of the approximately 31,100 MW’s of installed wind turbines in the United States is now coming out of warranty, creating a growing demand for gearbox refurbishment. We plan to develop the first independent gearbox refurbishing center and gearbox test stand to perform full-load testing for MW class wind turbine units.

Logistics

We offer specialized transportation, permitting and logistics management to the wind industry for oversize and overweight machinery and equipment. We deliver complete turbines to the installation site, including blades, nacelles and tower sections for final erection. We focus on the project management and delivery of wind turbine components to wind farms. We have a fleet of over 60 specialized heavy haul trailers supporting annual delivery of over 500 MW of full turbine components.

Selling Processes

Because the sale of logistics, technical service and precision repair and engineering services are typically smaller, discrete transactions, the selling organizations of our Services segment operate independently within their respective business units.   However, these organizations work together when cross selling opportunities arise. For example, in the case of one customer, under separate agreements, the Company is rebuilding gearboxes (precision repair and engineering), transporting to site (logistics) and erecting turbines (technical services). In another transaction, the Company both arranged transportation for and rebuilt the blades for a number of turbines. Because the Company is a market leader in offering this full suite of services, cross selling activities are expected to grow significantly over time, including the bundling of services, as we penetrate the broader market of wind farm operators.

Other Common Business Processes

These business units have common payroll and financial management systems, and have a common process for tracking and reporting key performance indices.

General—Wind/Non-wind Sales

Broadwind’s strategic focus is to provide products and services to the nascent, high-growth North American wind industry, which is forecast to grow 15-30% per annum. We have positioned the Company as a broad, horizontally integrated supplier of products and services to companies who manufacture wind turbines and install and operate wind farms.  Non-wind sales, which accounted for 21% of consolidated revenues in 2008, are not part of this strategic vision, and have been used principally to fill excess capacity, especially during lulls in wind energy demand.

For example, our logistics business, Badger, today provides hauling and logistics services to non-wind customers primarily during the winter months when wind farm construction in the northern US slows considerably.  This activity accounts for approximately 10% of annual logistics revenues.  In the case of gearing, Brad Foote’s historical gearing business activities were with a broad range of industrial customers.  Since 2006, Brad Foote has invested significant capital and changed the layout of its plants to shift its focus to serial production of the very large, extremely high-precision gearing required for wind turbines.  As wind energy gearing sales have grown, industrial sales have been de-emphasized.

Attached as Exhibit 2 hereto is supplemental information being provided to the Staff pursuant to Rule 12b-4 of the Exchange Act, regarding the Company’s historical sales to customers in the wind industry and non-wind-related industries for the year ended December 31, 2008.

SFAS 131 Aggregation Criteria

Paragraph 17 in SFAS 131 indicates that “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.             The nature of the products and services

b.             The nature of the production processes

c.             The type of class of customer for their products and services

d.             The methods used to distribute their products or provide their services

e.             If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

In response to the SEC staff’s comments, the Company has provided additional analysis below to address each of the aggregation criteria as defined in paragraph 17 for both its Products and Services segments.

Products Segment Aggregation

The Company aggregates the operations of its structural towers, gearing systems and industrial products business units into the Products segment in accordance with the aggregation criteria in paragraph 17 and the quantitative thresholds in paragraph 18 of SFAS 131. The Company aggregated its RBA business unit, which mainly produces industrial products, into the Products segment primarily due to its immateriality relative to the Company’s consolidated statements of operations. Attached as Exhibit 3-A hereto is certain supplemental information being provided to the Staff of the SEC pursuant to Rule 12b-4 of the Exchange Act regarding the immateriality of this segment. Additionally, rather than including RBA’s results of operations within an “Other” reportable operating segment, the Company determined that it was best included within its Products segment due to its specialty welding expertise in assisting the manufacture of structural towers. Attached as Exhibit 3-B hereto is certain supplemental information being provided to the Staff of the SEC pursuant to Rule 12b-4 of the Exchange Act regarding RBA.

a. The nature of the product and services.

The following diagram illustrates a simplified wind turbine configuration and a description of the wind turbine system components:

Turbine subsystems include:

•      a rotor, or blades, which convert the wind’s energy into rotational shaft energy;

•      a nacelle (enclosure) containing a drive train, usually including a gearbox and a generator; and

•      a tower, to support the rotor and drive train.

We intend to capitalize on the anticipated growth of the wind sector in the United States and Canada by providing our products and services across the wind supply chain to enhance our leadership position. The Company’s business model and operating strategy has been based upon supplying components to turbine original equipment manufacturers (“OEM’s”) in the wind energy industry for our products segment. The Company has entered into long-term supply agreements with these customers, and as a result of the supply agreements, does not compete directly with OEM’s in the wind energy market. Accordingly, the Company views itself as a component supplier to wind turbine manufacturers. As illustrated in the diagram above, the tower and gearing systems are component parts required in the assembly of a wind tower. As such, the Company views that the gearing systems and wind tower are similar in nature as component parts in the manufacture of a wind turbine.

b. The nature of the production processes.

The Company believes that the nature of the production process is similar. Attached as Exhibit 3-C hereto is supplemental information being provided to the Staff pursuant to Rule 12b-4 of the Exchange Act regarding this similarity.

c. The type or class of customer for their products or services.

The Company believes that the class of customers for their products is similar. Both structural towers and gearing systems sell principally to wind turbine OEM’s. In 2008, eight OEM’s accounted for more than 95% of turbine installations in the U.S. and both structural towers and gearing systems either sell to or actively target sales to the majority of these customers. Both companies target long-term frame agreements for their products.

d. The method used to distribute their products or provide their services.

Both structural towers and gearing systems use a small direct sales force to sell their highly customized products to a small customer group. Sales cycles are long due to the customized high-precision nature of the products. Per the terms of the customer agreements, transportation of products is the responsibility of the customer. Upon completion of the finished product, both business units contact the customer to schedule an onsite product inspection. Upon completion of the product inspection and the completion of a signed customer acceptance certificate, the customer arranges for its own transportation of the finished product.

e. The nature of the regulatory environment.

The Company believes that the nature of the regulatory environment is similar in that both business units operate manufacturing plants that are subject to, among other things, the rules and regulations promulgated by the Occupational and Safety Health Administration and Environmental Protection Agency. This regulatory environment is similar to other industrial and manufacturing entities and is less regulated in comparison to banking, insurance or public utilities.

Economic Characteristics

Attached as Exhibit 3-D hereto is supplemental information being provided to the Staff pursuant to Rule 12b-4 of the Exchange Act regarding quantitative and qualitative analysis of the actual gross margins for the twelve months ended December 31, 2008 and for the nine months ended September 30, 2009 and certain other information.

Services Segment Aggregation

The Company aggregated the operations of technical services, precision repair and engineering and logistics into the Services segment in accordance with the aggregation criteria in paragraph 17.

a. The nature of the product and services.

The nature of the services offered by both business units is similar in that they both primarily provide value-added services to turbine OEM’s and wind farm operators. technical services, precision repair and engineering provides manpower and technical assistance to assist in the installation of wind turbines and support equipment in addition to repair and maintenance services as a result of warranty claims, performance issues or product defects. Logistics provides value-added services by providing transportation and logistics services primarily to OEM’s and wind farm operators. Logistics services primarily relate to the transport of wind turbine components that are scheduled to be installed by OEM’s at wind farm locations, but they also transport repair equipment from wind farms for major overhauls. For example, logistics has transported defective rotor blades from wind farms to technical services, precision repair and engineering repair facilities and then subsequently transported back to the wind farms.

b. The nature of the production processes.

The Company believes that the nature of the production processes for both business units is similar. The services provided by both business units primarily consist of quoting of jobs to customers, allocating equipment and human resources to a service contract, scheduling of services to be provided and delivery of the relevant service. Attached as Exhibit 3-E hereto is supplemental information being provided to the Staff pursuant to Rule 12b-4 of the Exchange Act regarding these similarities.

c. The type or class of customer for their products or services.

The Company believes that its type or class of customer for its service businesses is similar in nature. Both Companies quote their services primarily to turbine OEM’s and wind farm operators. In addition, both business units market, bundle and cross-sell their service offerings to the same class of customers.

d. The method used to distribute their products or provide their services.

The Company believes that the method used to distribute their services is similar in nature.  Both business units use trained direct sales personnel to contact, provide quotes, and sell their services typically on an individual purchase order basis. The distribution methods used at both business units utilize vehicle equipment to distribute their services. Logistics distributes their services by using tractor trailers to transport customer product while technical services, precision repair and engineering utilize equipment and vehicles to transport technicians and equipment to field locations to provide maintenance and field support to customers.

e. The nature of the regulatory environment.

The Company believes that the nature of the regulatory environment has limited applicability with respect to the aggregation criteria. Both business units operate with geographically dispersed personnel operating in the field away from company offices. They are both subject to, among other things, the rules and regulations promulgated by the Department of Transportation, various state and local transportation authorities and the Occupational and Safety Health Administration. The Company views that this regulatory environment is similar to other industrial and transportation entities and is less regulated in comparison to banking, insurance or public utilities.

Economic Characteristics

Attached as Exhibit 3-F hereto is supplemental information being provided to the Staff pursuant to Rule 12b-4 of the Exchange Act regarding quantitative and qualitative analysis of the actual gross margins for the twelve months ended December 31, 2008 and for the nine months ended September 30, 2009 and certain other information.